December 5, 2023

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Conlon Danberg

Re:	Request for Acceleration – The Cannabist Company Holdings Inc.
Registration Statement on Form S-3
File No. 333-275821

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Cannabist Company Holdings Inc. (the “Company”), respectfully requests that the U.S. Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and permit said Registration Statement to become effective at 10:00 a.m. (Eastern Time) on December 8, 2023, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

The Company further requests that it be notified of such effectiveness by a telephone call to James Guttman at (416) 367-7376.

Sincerely,

The Cannabist Company Holdings Inc.

/s/ David Sirolly
David Sirolly Chief Legal Officer and General Counsel